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                                                                    Exhibit 23.2

                         Independent Auditor's Consent

   We consent to the incorporation by reference in this Registration Statement on Form S-4 of Gemstar International Group Limited ("Gemstar") of our report dated March 7, 1997, relating to the statement of operations of StarSight Telecast, Inc. ("StarSight") and the related statements of shareholders' equity and cash flows for the year ended December 31, 1996, not presented separately therein, prior to restatement to conform StarSight's accounting policies and fiscal year to those of Gemstar, which report is included in Gemstar's Annual Report on Form 10-K for the year ended March 31, 1999. We also consent to the reference to us under the heading "Experts" in the joint proxy statement/prospectus.

Deloitte & Touche LLP

San Francisco, California
February 8, 2000